Atlas Copco



03022866

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Office of International Corporate Finance
Mail Stop 3-2

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB:

- Milwaukee Electric Tool Corporation wins ISMA American Eagle Award
- Atlas Copco to acquire South African manufacturer and distributor of Exploration drilling equipment

Stockholm, Sweden, June 13, 2003

Eva Almgren
Group Communications
Atlas Copco AB

Sent by DHL 478 0884 916

dlw 6/20

SEC 82-812



press information

Group Communications

CONTACT: Patrik Nolåker, President, Atlas Copco Craelius Division
Phone + 46 8 58 77 85 00, Mob: +46 70 41 785 01, patrik.nolaker@atlascopco.com

Kåre Engström, Managing Director, Atlas Copco Holdings South Africa (Pty) Ltd
Phone +27 11 821 91 92, Mob: +27 83 627 45 53, kare.engstrom@atlascopco.com

Annika Berglund, Senior Vice President, Group Communications
Phone +46 8 743 8070 or +46 70 322 8070, annika.berglund@se.atlascopco.com

Atlas Copco to acquire South African manufacturer and distributor of exploration drilling equipment

Stockholm, Sweden, June 13, 2003—Atlas Copco South Africa (Pty) Ltd has signed an agreement to acquire the businesses conducted by the two companies, Professional Diamond Drilling Equipment (Pty) Ltd and Mining Drilling Services (Pty) Ltd, Johannesburg, South Africa. The purchase price was not disclosed. The acquisition is subject to approval by regulatory authorities.

Professional Diamond Drilling Equipment Pty is a leading manufacturer of diamond drill bits with a direct sales organization for exploration drilling equipment. **Mining Drilling Services Pty** is a distribution company specializing in the supply of exploration drilling equipment to contractors and mines. Both companies serve the African market. The companies, combined, had annual revenues of approximately MSEK 90 (M€ 10) in 2002 and 60 employees.

The acquisitions are in line with the strategy of the Atlas Copco Craelius division to expand the business in the mineral exploration field. "*Through the acquisitions we will widen our geographical base in an expanding region and also improve our use-of-products offering, thus improving our customer support and services,*" says Patrik Nolåker, President of the Atlas Copco Craelius Division. "*Combining our division's product portfolio with local manufacturing and strong local sales and distribution organizations gives us an opportunity to increase our presence with key customers in Southern Africa.*"

After the acquisition is completed, they will be joined into one unit called Atlas Copco Exploration Products Africa that will continue to operate as a stand-alone unit and serve its current customer base. The new unit will produce some exploration products and supply and service the complete range of Atlas Copco exploration products for the African continent.

Colin Rice, one of the owners of Professional Diamond Drilling Equipment Pty, will become the new General Manager of the company. Atlas Copco Exploration Products Africa will be part of the Atlas Copco Craelius division within the Construction and Mining Technique business area.

Atlas Copco Craelius *is a division within the Atlas Copco Group developing, manufacturing and marketing equipment for exploration drilling and ground engineering applications. The head office is located in Märsta, Sweden, and manufacturing units are located in Sweden, Canada and China. The division employs approx. 300 people worldwide. More information is available on www.atlascopco.com/craelius.*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of close to SEK 48 billion (EUR 5.2 billion), with 98% of revenues outside Sweden, and about 26,000 employees. The Group produces and



press information

Group Communications

CONTACT: Richard S. Peterson, Brand Media Manager, Milwaukee Electric Tool Co.
Phone + 1 262 783 8226, richard.peterson@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB,
Phone +46 8 743 8074, cathrine.gustafsdahl@se.atlascopco.com

Milwaukee Electric Tool Corporation wins ISMA American Eagle Award for second consecutive year

Stockholm, Sweden, May 21, 2003 – Milwaukee Electric Tool Corporation, a company within the Atlas Copco Group, received the prestigious American Eagle Award from the Industrial Supply Manufacturers Association (ISMA) in New Orleans, LA, USA. Daniel Perry, Milwaukee's President, accepted the award for the overall winner that recognizes corporate activities that best promote the principles of the American Free Enterprise System. This is the second consecutive time Milwaukee has won the overall award.

"We take our role as leaders of the American Free Enterprise System, as well as leaders in the communities we live and work in, very seriously," says Perry. *"Our employees enjoy working as representatives of Milwaukee Electric Tool and also look forward to contributing individually to make a difference in the lives of those in need."*

The American Eagle Awards program was established in 1975. The awards program recognizes companies that have best demonstrated the benefits of a free enterprise system to their respective communities and/or employees. Milwaukee was chosen from among 600 U.S. manufacturers, 40 of whom submitted entries for this award.

The Industrial Supply Manufacturers Association (ISMA), formerly the American Supply and Machinery Manufacturers' Association (ASMMA), represents nearly 600 member companies in the United States and Canada that manufacture a variety of maintenance, repair, operating, and production supplies used in industry. Founded in 1905, ISMA is the choice of North American manufacturers who want to enhance an efficient and cost-effective supply of their MROP products to the industrial marketplace.

Milwaukee Electric Tool Corporation, a company within the Atlas Copco Group, has more than 2,000 employees. It is a leading producer and seller of heavy-duty portable electric tools and accessories worldwide. More information is available on the company's web site www.milwaukeetools.com.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of close to SEK 48 billion (EUR 5.2 billion), with 98% of revenues outside Sweden, and about 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site www.atlascopco-group.com.